Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release
Rio Tinto doubles stake in Richards Bay Minerals through acquisition of BHP Billiton’s interest

1 February 2012

Rio Tinto will increase its stake in Richards Bay Minerals (RBM) to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest.

The acquisition has been triggered by BHP Billiton’s decision to exercise a put option agreed between Rio Tinto and BHP Billiton as part of RBM’s restructuring in 2009. The final consideration for the acquisition will be determined through a previously agreed valuation process. Completion is subject to regulatory approvals.

RBM is a South African mineral sands mining and processing operation that was established in 1976. Rio Tinto manages RBM and markets its products, including titanium dioxide feedstocks, high purity iron, zircon and rutile. In line with South Africa’s Broad-Based Black Economic Empowerment legislation, the remaining 26 per cent of RBM is owned by a consortium of local communities and businesses (24 per cent) and RBM employees (two per cent).

Rio Tinto Diamonds & Minerals chief executive Harry Kenyon-Slaney said “RBM is an important part of Rio Tinto’s world-class titanium dioxide portfolio. Doubling our stake in the business solidifies our position at a time when the long-term outlook is strong and demand for higher grade titanium dioxide is growing, driven by urbanisation and rising environmental standards.”

Rio Tinto’s global titanium dioxide business, Rio Tinto Iron & Titanium, includes RBM, its wholly-owned Rio Tinto Fer et Titane operation in Quebec; and its QIT Madagascar Minerals (QMM) operation (80 per cent interest).

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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